**REXAM**

RECEIVED

2004 JUN -8 A 9:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

04035148

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

26 May 2004

SUPPL

**FILE NO. 82-3**

Dear Sirs

**Rexam PLC**

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

Jennifer Smith
Assistant Company Secretary

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM

**REXAM** PRESS RELEASE

## Annual General Meeting 2004

Rexam PLC, the global leader in consumer packaging, announces that at the Annual General Meeting held yesterday, all resolutions as set out in the notice of Annual General Meeting dated 16 April 2004 were duly passed.

Copies of the resolutions passed under special business have been submitted to the UK Listing Authority and will shortly be available for inspection at the Document Viewing Facility, Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.
Telephone: +44 (0)20 7066 1000.

26 May 2004

**Enquiries**

David Gibson, Company Secretary + 44 (0)20 7227 4100

**Notes to Editors**

Rexam is one of the world's top five consumer packaging groups and the world's leading beverage can maker. Its global operations focus on beverage packaging in metal, glass and plastic, as well as plastic packaging solutions for the beauty, pharmaceutical, and food industries around the world.

Rexam employs more than 22,000 people in 24 countries worldwide and has an ongoing turnover of approximately £3.3 billion. Rexam is a member of the FTSE 100. Its ordinary shares are listed with the UK Listing Authority and trade on the market for listed securities on the London Stock Exchange under the symbol REX. For further information, visit Rexam's website at www.rexam.com.